

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Provides Update on Access Road

April 19, 2021 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is pleased to announce that the Alaska Industrial Development and Export Authority ("AIDEA") has formally approved the proposed plan and budget for the 2021 summer field season activities and services of up to $13 million for the Ambler Access Project ("AAP"). The cost will be shared 50/50 by AIDEA and Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32").

The Board of AIDEA has authorized up to $6.5 million for field season activities. These funds will be matched by up to another $6.5 million from Ambler Metals under the terms of the Ambler Access Development Agreement (the "Development Agreement") that was approved by the AIDEA Board on February 10, 2021 and subsequently executed by both parties, resulting in a total budget for 2021 of up to $13 million.

The AAP is a proposed 211-mile, east-west running controlled industrial access road that would provide industrial access to the Ambler Mining District in northwestern Alaska. The area currently lacks the transportation infrastructure necessary for the operations of mines in the district. The Ambler Mining District is one of the largest copper-zinc mineral belts in the world and is home to the Company's projects.

AIDEA has also confirmed that it has entered into a land access agreement with Doyon, Limited ("Doyon") to conduct final feasibility and permitting activities to advance the AAP.

Doyon is the Alaska Native regional corporation for Interior Alaska. With more than 12.5 million acres of land in Alaska allocated to the corporation under ANCSA (Alaska Native Claims Settlement Act), Doyon is the largest private landholder in Alaska and one of the largest in North America. Headquartered in Fairbanks, Alaska and led by a 13-member board of directors, Doyon is a for-profit corporation with more than 20,000 shareholders.

The land access agreement with Doyon allows AIDEA, and its contractors, controlled access to land owned and managed by Doyon along the proposed road route to the Ambler Mining District. AIDEA is working in conjunction with Ambler Metals through the Development Agreement, signed in February 2021, to collaborate with local stakeholders, landowners, communities, and tribes.

Tony Giardini, President and CEO of Trilogy, commented, "I would like to applaud the hard work being carried out by AIDEA which, in a span of a few months, has made a number of significant accomplishments in the advancement of the AAP. I am also very encouraged with the work AIDEA has invested in with respect to its engagement with Doyon Limited. The development of relationships with all stakeholders is the key to creating opportunities for

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Alaskans and other stakeholders."

Background

On February 11, 2021, the Company announced that it had provided approval for Ambler Metals to enter into the Development Agreement, which defines how AIDEA and Ambler Metals will work cooperatively together on the pre-development work for the AAP to address funding and oversight of the project's feasibility and permitting activities until the parties reach a decision on the construction of the project by the end of 2024 at the latest. The cost of the pre-development work and activities will be paid 50% by AIDEA and 50% by Ambler Metals based on an annually agreed program and budget.

Under the Development Agreement, Ambler Metals and AIDEA agree to contribute up to $35 million each for pre-development costs of the AAP through to December 31, 2024.

On January 6, 2021, AIDEA signed agreements for Right-of-Ways for the AAP with the United States Bureau of Land Management ("BLM") and the National Park Service. The agreements grant a 50-year right-of-way on federally owned and managed land by the federal agencies for the future development of the AAP.

On July 23, 2020, the BLM issued the Joint Record of Decision ("JROD") for the AAP that authorizes a right-of-way across federally managed lands to AIDEA. The northern or "A" route, which is being considered for a 211-mile-long controlled industrial access road in the southern Brooks Range foothills to the Ambler Mining District, was selected as part of the decision. Along with the JROD, a Section 404 Permit, which is governed by the Clean Water Act, was issued by the United States Army Corps of Engineers to AIDEA.

AIDEA is a public corporation of the State of Alaska with the purpose is to promote, develop and advance the general prosperity and economic welfare of the people of Alaska.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in northwestern Alaska. On December 19, 2019, South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 172,636 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the permitting and construction of the AAP, the timing and benefits of the AAP and the merits of the UKMP are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving whether the Alaska Industrial Development and Export Authority will build the AAP; the impact of the COVID-19 pandemic; success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2020 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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